
Q3 2025
RESULTS CALL
November 5, 2025 @ 10 AM EST/12 PM ART
Pampa energía

# Disclaimer

Pampa energía

The material that follows is a presentation of general background information about Pampa Energía S.A.("Pampa" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. This presentation is strictly confidential and may not be disclosed to any other person. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of the information presented herein.

This presentation contains information and statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the 'Securities Act') and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words 'believe', 'expect', 'anticipate', 'target', or similar expressions. While Pampa' s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Pampa, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, changing business, regulatory, political or other market conditions in Argentina and elsewhere, the completion of our new generation projects, the completion of our distribution and transmission subsidiaries' tariff revision process, the prospects for growth anticipated by our management, and the other risks and uncertainties discussed in our reports and other documents filed with the U.S. Securities and Exchange Commission. Further, Pampa undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation that any such forward looking statements will be achieved. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever. Securities may not be offered or sold in the United States unless they are registered or exempt from registration under the Securities Act. Any offering of securities to be made in the United States will be made by means of a prospectus or offering prepared in connection with any such offering.

Unless otherwise indicated, the calculation of the income statement figures in US$ is derived from the sum of: **1** Pampa Energia S.A. stand-alone financial results in transactional US$, **2** power generation and other subsidiaries financial results in transactional US$, and **3** the financial results of Transener and TGS (holding and others segment) affiliates expressed in Argentine pesos divided by the exchange rate at the end of period.

Conversions from local currency reporting to US$ should not be considered representations that any such amounts have been, could have been or could be converted into US$ at that or at any other FX. Moreover, as a result of fluctuations in the US$ to AR$ exchange rate, the exchange rate used in the conversion may not be indicative of current or future exchange rates.

# Q3 2025's key takeaways
## Consolidated figures, in US$ million

### Main highlights

- **Production ramp-up at Rincón de Aranda**
- **Vertical integration between power & E&P**: gas self-procurement at CTLL
- **New ATH gas production record** of almost 18 mcmpd
- **Bought back 0.8 million ADRs** at US$58.8/ADR – last quote US$90/ADR

### Consolidated adjusted EBITDA[1]


EBITDA margin
279
41%
239
39%
322
43%
Q3 24
...
Q2 25
Q3 25

+16% yoy
*+35% qoq*

✓Rincón de Aranda
✓B2B gas
✓PEPE 6
× Petchem
× Retail demand
× Plan gas peak GSA

### Capex[1]


97
354
317
Q3 24
...
Q2 25
Q3 25

+225% yoy
*-10% qoq*

✓Rincón de Aranda
× PEPE 6

### Consolidated adjusted EBITDA breakdown[1,2]


Oil & Gas
61%
TRX
4%
E&P
50%
%
Power
35%
TGS
11%
Electricity
39%

Note: 1 It includes affiliates at O/S (CTEB, Transener and TGS): in Q3 25 US$113 million in sales, US$65 million in adjusted EBITDA and US$22 million in capex. Sales include the compensation from retail's Plan Gas.Ar.
2 It does not include pure holding and eliminations and petrochemicals.

# Oil and gas
## Rincón de Aranda led the quarter

### Adjusted EBITDA, in US$ million



EBITDA margin
122
50%
87
40%
171
52%
Q3 24
...
Q2 25
Q3 25

**+40% yoy**
***+97% qoq***

- ✓ Rincón de Aranda
- ✓ Exports & industries
- ✓ Self-procurement
- × Retail demand
- × Plan Gas peak GSA

### Lifting cost, in US$ million



Per boe
48
6.0
58
7.6
59
6.4
Q3 24
...
Q2 25
Q3 25

**Per boe**
**+7% yoy**
***-15% qoq***

- × Lease temp facilities
- × Gas treatment
- ✓ Production

### Production performance, in kboe/d



87.5
Oil 5.4 /6%
Gas
82.1
94%
84.1
8.0 /9%
76.1
91%
99.5
17.3 /17%
82.2
83%
Q3 24
...
Q2 25
Q3 25

**+14% yoy**
***+18% qoq***

- ✓ Rincón de Aranda
- ✓ Sierra Chata
- × El Mangrullo
- × Non-operated oil & gas

### Crude oil production, in kbbl/d



71.9
61.6
61.1
Avg Price in US$ per bbl
5.4
8.0
17.3
Q3 24
...
Q2 25
Q3 25

**+220% yoy**
***+117% qoq***

Price
- × Brent
- ✓ Hedge

Production
- ✓ Rincón de Aranda

# Oil and gas

## Rincón de Aranda ramping-up as planned

### Oil production, in kbpd



VMOS + CPF
45
TPF#2
28
TODAY
20
16
1
45
30
15
0
Apr-25
YE 25
Q2 26
H1 27

### Lifting cost, in US$/bbl[1]



35
16
9
10
LIFTING COST @ PLATEAU
5
Q1 25
Q2 25
Q3 25
YE25
...
2027+

**2 high-spec rigs**
**1 frac fleet**

**6 pads tied-in this year**
**3 pads DUC + 3 drilling**

**Building infra,**
applied for RIGI

**Central processing facility**
45kbpd by Q1 27

**US$700m capex 2025e**
**US$750m capex 2026e**

**+US$1.5bn until plateau**

Note: 1 It only considers maintenance, treatment, internal transportation, wellhead staff and the TPF costs at Rincón de Aranda, which under IFRS it is recorded as Leases, recording rights-of-use amortization in the cost of sales. Lifting cost does not include amortizations and depreciations.

# Oil and gas

## Exports, self-supply and industries supported gas sales

### Gas production, in mcmpd


13.9
12.9
14.0
similar yoy
+8% qoq
✓Exports
✓Self-procurement
✓Industries
× Mild weather in September
× Winter peak GSA
Q3 24
...
Q2 25
Q3 25

### Weighted avg gas price for Pampa, in US$/MBTU


3.2
4.0
4.4
2.9
3.0
4.0
4.4
Winter
2024 = 3.7
YTD = 3.9
Q1
Q2
Q3
Q4

### Destination of our sales in Q3


Nation-wide 2025
Retail 38%
Power gen 23%
Expo 4%
Industries 36%
Pampa
2025
33%
38%
8%
12%
Interco 9%
6% to CTLL
2024
36%
50%
3%
7%
3%

# Power generation

## First time self procuring E&P's gas in 6 years

### Adjusted EBITDA[1], in US$ million


EBITDA margin
112
55%
112
56%
120
50%
Q3 24
...
Q2 25
Q3 25

***+8% yoy***
***+7% qoq***

- ✓ PEPE 6
- ✓ Self-procurement
- ✓ Addt'l spot capacity
- × Soft demand

### Generation performance, in GWh


5,951
Wind 6%
Hydro 9%
Thermal 85%
4,704
9%
6%
85%
8%
5,421
5%
88%
Q3 24
...
Q2 25
Q3 25

***-9% yoy***
***+15% qoq***

- × Old CTGEBA
- × Open cycles
- × HINISA & HPPL
- ✓ PEPE 6
- ✓ CTLL & new CTGEBA

### Installed capacity, in MW


Availability
5,426
97%
5,472
92%
5,472
94%
Q3 24
...
Q2 25
Q3 25

✓ PEPE 6

***-275 bps yoy***
***+240 bps qoq***

- × Scheduled overhauls
- × HINISA
- ✓ PEPE 6
- ✓ CTLL's GT05

Note: 1 Incl. EBITDA from CTEB at 50% O/S.

# Q3 25 financial position
## Positive FCF amid growth capex

### Key cash flow figures for the Restricted Group, US$ million


Q3 25 FCF = US$6 million
-US$74m yoy, +US$313m qoq
-US$305m yoy
+US$2m qoq
879
258
(307)
76
(21)
146
(9)
(141)
881
RdA
Winter collections
CB Series 25 & export pre-financing
Oil hedge collaterals, Share buybacks & Transener dividend
Cash @ Jun-25
EBITDA
CapEx
WK
Debt service
Debt principal, net
Cash yield
Others
Cash @ Sep-25

Note: This chart is an approximate evolution of the cash flow expressed in US$ million, in order to identify the most relevant figures for the convenience of the audience. Therefore, its breakdown may differ from Pampa Energía's Consolidated Financial Statements as of September 30, 2025. Cash = Cash, cash equivalents, financial assets at fair value and financial assets at amortized cost.

# Solid balance sheet to support our growth

### Key leverage figures[1] as of September 2025, in US$ million

| | Parent Company | Consolidated with affiliates at O/S[3] |
|---|---|---|
| Debt[2] | 1,755 | 1,999 |
| Cash & equiv. | 881 | 1,079 |
| **Net debt** | **874** | **920** |
| **LTM Adj. EBITDA** | **693** | **961** |
| ***Gross leverage*** | ***2.5x*** | ***2.1x*** |
| ***Net leverage*** | ***1.3x*** | ***1.0x*** |

### Leverage evolution



Net leverage
Gross leverage
2.1x
2.2x
2.2x
3.0x
2.5x
1.3x
1.2x
0.9x
0.6x
1.3x
2021
2022
2023
2024
Sep-25

### Pampa Restricted Group principal debt, net of repurchases, in US$ million



AR$
US$
881
158
159
109
211
410
700
Cash
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034



%
AR$
5%
US$
95%



%
Banks
8%
Local Bonds
22%
Int'l Bonds
70%

Moody's | B2 S&P | B- Fitch | B- AAA (arg LT)/A1+ (arg ST)

Note: Cash includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 1 FX AR$1,380/US$. LTM adjusted EBITDA is as of September 2025. 2 Incl. accrued financial interests. 3 Affiliates CTEB, TGS and Transener are included at O/S.

# Solid balance sheet to support our growth

Pampa energía

## Key leverage figures[1] as of today, in US$ million

| | Parent Company | Consolidated with affiliates at O/S[3] |
|---|---|---|
| Debt[2] | 1,708 | 1,953 |
| Cash & equiv. | 919 | 1,117 |
| **Net debt** | **790** | **836** |
| **LTM Adj. EBITDA** | **693** | **961** |
| ***Gross leverage*** | ***2.5x*** | ***2.0x*** |
| ***Net leverage*** | ***1.1x*** | ***0.9x*** |

## Leverage evolution



Net leverage
Gross leverage
2.1x
2.2x
2.2x
3.0x
2.5x
2.5x
1.3x
1.2x
0.9x
0.6x
1.3x
1.1x
2021
2022
2023
2024
Sep-25
TODAY

## Pampa Restricted Group principal debt, net of repurchases, in US$ million



AR$
US$
919
123
147
109
211
410
700
Cash
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034



AR$ 5%
US$ 95%
%
Banks 5%
Local Bonds 23%
Int'l Bonds 72%
%

Moody's | B2 S&P | B- Fitch | B- AAA (arg LT)/A1+ (arg ST)

Note: Cash includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 1 FX AR$1,380/US$. LTM adjusted EBITDA is as of September 2025. 2 Incl. accrued financial interests. 3 Affiliates CTEB, TGS and Transener are included at O/S.


THANK YOU
Q&A
Pampa energía